Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three months ended March 31,
	2007	2006
Net Income	$135,191,000	$120,274,000

Basic weighted average shares outstanding	97,485,266	102,642,670
Diluted weighted average shares outstanding	99,026,227	103,521,208

Basic net income per share	$1.39	$1.17

Diluted net income per share	$1.37	$1.16